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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            COLONY RIH HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Barrack, Jr.
                      1999 Avenue of the Stars, Suite 1200
                          Los Angeles, California 90067
                                  310-282-8820
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No.  Not Applicable
--------------------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS

           Colony RIH Voteco, LLC

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         7  SOLE VOTING POWER

                            36,380
                     ------ ----------------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 36,380
                     ------ ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           36,380
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           95.0%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------

--------------------------
CUSIP No.  Not Applicable
--------------------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS

           Thomas J. Barrack, Jr.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------- ------ ----------------------------------------------------
                         7  SOLE VOTING POWER

                            36,380
                     ------ ----------------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 36,380
                     ------ ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           36,380
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           95.0%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Colony RIH Voteco, LLC, a Delaware limited liability company ("Voteco") and Thomas J. Barrack, Jr. (together the "Reporting Persons"). The Reporting Persons are making this single joint filing pursuant to the agreement (the "Joint Filing Agreement") attached hereto as Exhibit 4. Mr. Barrack disclaims beneficial ownership of all shares of Class A Common (as defined below).

Item 1. Security and Issuer
------

     This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common"), of Colony RIH Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1133 Boardwalk Atlantic City, New Jersey 08401.

     The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item of the
Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2. Identity and Background
------

     This Schedule 13D is being filed on behalf of Colony RIH Voteco, LLC, a Delaware limited liability company ("Voteco") and Thomas J. Barrack, Jr. (together the "Reporting Persons"). Mr. Barrack is the sole member and Manager of Voteco. Mr. Barrack holds a 100% interest in Voteco. The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting persons that such a group exists.

     Voteco is the registered owner of the shares of Class A Common. Voteco's principal business is its investment in such shares. Mr. Barrack's principal occupation is Chairman and Chief Executive Officer of Colony Capital, Inc. ("Colony Capital") and Colony Advisors, Inc. ("Colony Advisors"). The principal business of Colony Capital and Colony Advisors is that of making investments in real estate-related assets and operating companies with a strategic dependence on such assets. Mr. Barrack is a United States citizen. The address of the principal business and principal office of Voteco, Colony Capital and Colony Advisors and the business address of Mr. Barrack is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
------

     On April 25, 2001, in connection with the acquisition of Resorts Atlantic City, a hotel casino in Atlantic City, New Jersey (the "Acquisition"), by Resorts International Hotel and Casino, Inc. ("RIHC"), a wholly owned subsidiary of the Issuer, pursuant to a Purchase Agreement, dated October 30, 2000, by and between RIHC, Sun International North America, Inc. ("SINA") and GGRI, Inc. ("GGRI"), Voteco acquired 19,950 shares of voting Class A Common at a price of $0.0475 per share for $950 in cash. Such cash consideration was obtained by Voteco from Mr. Barrack's personal funds. A copy of the Purchase Agreement is included as Exhibit 1 hereto and incorporated by this reference.

     In addition, on April 25, 2001, in connection with the Acquisition, Colony Investors IV, L.P., a Delaware limited partnership ("Colony IV"), acquired 403,740 shares of non-voting class B common stock, par value $.01 per share ("Class B Common," together with the Class A Common the "Common Stock"), of the Issuer, representing 95% of the total outstanding non-voting Class B Common at a price of $100 per share for $40,374,000 in cash and 100 shares of common stock, par value $.01 per share, of RIHC. Such cash consideration was obtained by Colony IV from funds borrowed under an existing line of credit with Deutsche Banc Alex.Brown.

     On March 22, 2002, in connection with the sale by RIHC of $180.0 million aggregate principal amount of 11 1/2% First Mortgage Notes due 2009 (the "Offering"), Voteco acquired 16,430 shares of voting Class A Common at a price of $0.0475 per share for $780.43 in cash. Such cash consideration was obtained by Voteco from Mr. Barrack's personal funds.

     In addition, on March 22, 2002, in connection with the Offering, Colony IV acquired 332,492 shares of non-voting Class B Common at a price of $100 per share for $33,249,200 in cash. Such cash consideration was obtained by Colony IV from funds borrowed under an existing line of credit with Deutsche Banc Alex.Brown and were refinanced with a capital call form the existing limited partners.

     Pursuant to a Transfer Restriction Agreement, dated as of April 25, 2001, among the Reporting Persons and Colony IV (the "Transfer Restriction Agreement"), Colony IV has an option (which it must transfer to an Approved Purchaser (as defined herein), subject to certain exceptions) to purchase shares of Class A Common held by Voteco upon the happening of certain events for the original price paid by Voteco for such securities plus an interest factor, as described in the Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." The Transfer Restriction Agreement is attached hereto as Exhibit 2 and incorporated by this reference.

Item 4. Purpose of Transaction
------

     The purpose of the acquisition on April 25, 2001, was the acquisition of control of the Issuer. After the consummation of the Acquisition, Colony Investors IV, L.P. ("Colony IV") owned 95% of the outstanding non-voting common stock of the Issuer through the ownership of 95% of the outstanding Class B Common and Voteco owned 95% of the outstanding voting stock of the Issuer through its ownership of 95% of the outstanding Class A Common. Nicholas L. Ribis owned the remaining outstanding shares of Common Stock and was granted options to purchase shares of Common Stock.

     The purpose of the acquisition on March 22, 2002, was to provide equity to the Issuer in connection with the Offering. After the consummation of the Offering, Voteco, Colony IV and Mr. Ribis maintained their percentage ownership in each class of the Issuer's Common Stock.

     As a result of its ownership of shares of Class A Common, Voteco is able to govern all matters of the Issuer that are subject to the vote of the stockholders, including the appointment of directors and the amendment of the Issuer's Amended and Restated Articles of Incorporation and Bylaws. In addition, Mr. Barrack was appointed director and president of the Issuer in connection with the Acquisition.

     Since the Acquisition, the Issuer has granted certain executive officers options to purchase shares of the Issuer's Common Stock.

     Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
------

     Voteco owns 36,380 shares of Class A Common as of March 22, 2002, which represents 95% of the outstanding Class A Commons as of March 22, 2002. Voteco has the sole power to vote such shares. Voteco's power to dispose of such shares is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any shares of Class A Common, except as provided in such Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

     Mr. Barrack, as the sole member and Manager of Voteco, may be deemed to have acquired beneficial ownership of the 36,380 shares of Class A Common owned by Voteco, which shares represent 95% of the outstanding Class A Common as of March 22, 2002. Mr. Barrack disclaims beneficial ownership of such shares. Mr. Barrack, as the sole member of Voteco, has sole power to direct the vote of the shares held by Voteco.

     Except as set forth in Item 3, there have been no transactions effected in the shares of Class A Common during the past 60 days by the Reporting Persons or any other person or entity disclosed in Item 2. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to ------ Securities of the Issuer

     The responses to Items 3 and 4 are incorporated herein by this reference.

     The Transfer Restriction Agreement provides, among other things, that (i) Colony IV has the option to purchase shares of Class A Common from Voteco in connection with sales of shares of Class B Common by Colony IV to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an "Approved Purchaser," and such sale, an "Approved Sale"), and (ii) Voteco will not transfer ownership of shares of Class A Common owned by it except pursuant to such options of Colony IV. The Transfer Restriction Agreement provides that, unless Colony IV otherwise receives approval from applicable gaming authorities, Colony IV shall assign such options to the applicable Approved Purchaser. The exercise price of Colony IV's option on shares of Class A Common has been set to reimburse Voteco its original cost of acquiring such shares, plus interest accruing at a rate of 6% per year on the original purchase price.

     The Amended and Restated Articles of Incorporation of the Issuer provide that no stock or other securities issued by the Issuer and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the New Jersey Casino Control Act and the regulations promulgated thereunder.

     In addition, the Issuer, Voteco, Colony IV and Mr. Ribis (Vice President and director of the Issuer) have entered into a Stockholders Agreement, dated as of April 25, 2001 (the "Stockholders Agreement"). Other employee stockholders (together with Mr. Ribis, the "Employee Stockholders") who are issued shares of Common Stock from time to time are expected to become parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, in each case subject to certain exceptions, (i) prior to the closing of the initial public offering of Common Stock registered under the Securities Act of 1933, as amended (the "Securities Act"), Employee Stockholders shall not transfer any shares of Common Stock without the written consent of Voteco, (ii) the Issuer, Voteco and Colony IV have certain rights of first offer with respect to proposed sales of

Common Stock by Employee Stockholders, (iii) with respect to Common Stock held by them, Mr. Ribis and Qualified Stockholders (defined therein) have certain "tag-along" rights in connection with sales of Common Stock held by Voteco, Colony IV and their affiliates and certain incidental registration rights in connection with proposed registrations by the Issuer of Common Stock under the Securities Act, and (iv) in the event Voteco, Colony IV or their affiliates propose to sell to a third party 90 percent or more of the then-outstanding common equity of the Issuer, the Employee Stockholders shall consent and not object to such sale, shall vote shares of Common Stock held by them in favor of such sale in any required vote, shall sell shares of Common Stock held by them at the price and on the terms and conditions upon which Voteco, Colony IV or their affiliates sell Common Stock, and shall take certain other actions deemed reasonably necessary in furtherance of such sale to a third party. The foregoing description is qualified in its entirety by the Stockholders Agreement, which is attached hereto as Exhibit 3 and incorporated by this reference.

     Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
------

Exhibit 1 Purchase Agreement, dated as of April 25, 2001, between RIHC, SINA and GGRI (incorporated herein by reference to Exhibit 10.1 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 2 Transfer Restriction Agreement, dated as of April 25, 2001, among Voteco, Colony IV and Thomas J. Barrack, Jr.

Exhibit 3 Stockholders Agreement, dated as of April 25, 2001, among the Issuer, Voteco, Colony IV, Nicholas L. Ribis and the securityholders of the Issuer identified from time to time in Schedule A thereto (incorporated herein by reference to Exhibit
               10.15 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 4      Joint Filing Agreement.

                  [Remainder of Page Intentionally Left Blank]

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 15, 2002                    COLONY RIH VOTECO, LLC

                                        By: /s/ Thomas J. Barrack, Jr.
                                            ------------------------------
                                        Name:  Thomas J. Barrack, Jr.
                                        Title: Manager

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 15, 2002                    /s/ Thomas J. Barrack, Jr.
                                        ------------------------------
                                        Name: Thomas J. Barrack, Jr.

                                  Exhibit Index
                                  -------------

Exhibit 1 Purchase Agreement, dated as of April 25, 2001, between RIHC, SINA and GGRI (incorporated herein by reference to Exhibit 10.1 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 2 Transfer Restriction Agreement, dated as of April 25, 2001, among Voteco, Colony IV and Thomas J. Barrack, Jr.

Exhibit 3 Stockholders Agreement, dated as of April 25, 2001, among the Issuer, Voteco, Colony IV, Nicholas L. Ribis and the securityholders of the Issuer identified from time to time in Schedule A thereto (incorporated herein by reference to Exhibit
               10.15 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 4      Joint Filing Agreement.